貝克·麥堅時律師事務所

[redacted]

07028167

Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

2007 NOV 20

Our ref: 32002208-000004

By Hand

November 12, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 6 , 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

11/21

503663-v4\HKGDMS\HKGVZW

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Joyce Ip / Vincent Wang

Encl.

<u>**Annex 1**</u>

A List of Documents Made Public in connection with the Listing since our last submission on November 6, 2007:

1. Announcement of Delay in Despatch of Circulars regarding Major Transactions—Construction of New Vessels by China Shipping Development Company Limited, released on November 09, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

MAJOR TRANSACTIONS
CONSTRUCTION OF NEW VESSELS

DELAY IN DESPATCH OF CIRCULARS

Reference is made to the Announcements issued by the Company in connection with the construction of new vessels. The Company has applied to the Stock Exchange for an extension of time for the despatch of the circular for the two major transactions to a day falling on or before 26 November, 2006.

Reference is made to the two announcements dated 22 October 2007 and 29 October 2007 (the "Announcements") issued by the Company in connection with the construction of new vessels constituting two major transactions of the Company under the Listing Rules. Terms defined in the Announcements shall have the same meaning when used herein unless the context otherwise requires.

Pursuant to Rule 14.38 of the Listing Rules, a circular in relation to each of the major transactions is required to be despatched to the Shareholders by 12 November 2007 and 19 November 2007 respectively. The Company will combine the circulars for the two major transactions into one single circular.

Further, pursuant to Rule 14.66(4), the Stock Exchange will require a letter from the Company's financial advisors or auditors confirming that the statement as to the sufficiency of working capital has been made by the Directors after due and careful enquiry, and the persons or institutions providing finance have confirmed in writing that such facilities exist. The Company's auditors have indicated that they will need addition time to seek external verification from the Company's bankers as required by Rule 14.66(4).

In the circumstances, the Company will require additional time to prepare the appropriate working capital statement in the circular. Accordingly, the Company has applied to the Stock Exchange for an extension of time for the despatch of the circular for the two major transactions to a day falling on or before 26 November 2007.

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

9 November 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

END